CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

2007 AUG -8 A 6:22

CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP

城市發展有限公司

CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1525/07/LTR

6 August 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

07025816

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 30 July 2007 (*Announcement by Subsidiary Company, City e-Solutions Limited on Unaudited Consolidated Results for the Six Months Ended 30 June 2007*); and
- 30 July 2007 (*Circular issued by Subsidiary Company on Major Transaction – Formation of Joint Venture Company, Tune Hospitality Investments FZCO*)

Yours faithfully

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	30-Jul-2007 20:06:25
Announcement No.	00201

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, City e-Solutions Limited on Unaudited Consolidated Results for the Six Months Ended 30 June 2007
Description	Please see attached the above announcement released by City e-Solutions Limited on 30 July 2007.
Attachments:	CES-Interim_Result.pdf Total size = **55K** (2048K size limit recommended)

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

2007 INTERIM RESULTS — ANNOUNCEMENT
UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2007

RESULTS

The Directors of City e-Solutions Limited (the "Company") announce the following interim unaudited consolidated results of the Company, its subsidiaries and its jointly controlled entity (the "Group") for the six months ended 30 June 2007 together with comparative figures.

	Note	Six months ended 30 June 2007 HK$'000	Six months ended 30 June 2006 HK$'000
Turnover	3	46,042	33,112
Cost of sales		(6,547)	(4,157)
Gross profit		39,495	28,955
Other net income		13,053	15,543
Administrative expenses		(26,289)	(21,919)
Profit before taxation	4	26,259	22,579
Income tax	5	(397)	(54)
Profit for the period		25,862	22,525
Attributable to:			
Equity shareholders of the Company		24,948	21,913
Minority interests		914	612
Profit for the period		25,862	22,525
Earnings per share	7	*HK cents*	*HK cents*
Basic		6.51	5.72

Consolidated Balance Sheet at 30 June 2007 — unaudited

	At 30 June 2007 *HK$'000*	At 31 December 2006 *HK$'000*
Non-current assets		
Plant and equipment	7,617	6,587
Intangible assets	36,990	302
Deferred tax assets	19,840	21,083
Total non-current assets	64,447	27,972
Current assets		
Properties held for resale	16,315	—
Trading securities	218,941	181,641
Trade and other receivables	28,872	25,759
Cash and cash equivalents	422,822	487,249
Current tax recoverable	267	—
	687,217	694,649
Current liabilities		
Trade and other payables	(45,001)	(19,512)
Provision for taxation	—	(759)
	(45,001)	(20,271)
Net current assets	642,216	674,378
Total assets less current liabilities	706,663	702,350
NET ASSETS	706,663	702,350
CAPITAL AND RESERVES		
Share capital	383,126	383,126
Reserves	288,978	285,794
Total equity attributable to equity shareholders of the Company	672,104	668,920
Minority interests	34,559	33,430
TOTAL EQUITY	706,663	702,350

Notes:

1. This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (HKAS) 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). It was authorised for issuance on 30 July 2007.

2. On 1 June 2007, the Group subscribed for a 50% equity interest, amounting to S$7.5 million (HK$38.6 million), in MindChamps Holdings Pte. Ltd. ("MindChamps").

   The principal activities of MindChamps are the provision of education and learning related services.

   The effect of acquisition of the jointly controlled entity, MindChamps, is set out below:

	Carrying amounts and fair value *HK$'000*
Plant and equipment	1,465
Intangible assets	37,085
Trade and other receivables	12,876
Trade and other payables	(12,876)
Net identifiable assets and liabilities — Group 50% share	38,550
Consideration paid, satisfied in cash	38,550

   The Group recognises its interests in MindChamps using proportionate consolidation by combining its share of each of the assets, liabilities, income and expenses of the joint venture with the similar items on a line by line basis.

   Intangible assets relate to trademarks acquired by MindChamps.

   The Group's share of the financial results of the jointly controlled entity is as follows:

	Period from 1 June 2007 to 30 June 2007 *HK$'000*
Turnover	3,160
Cost of sales and other expenses	(2,948)
Profit for the period	212

MindChamps was dormant for the period from its incorporation date to 30 May 2007 when it acquired certain plant and equipment, intangible assets, trade and other receivables and trade and other payables. The Group acquired a 50% equity interest in MindChamps on 1 June 2007. Accordingly, had the Group's acquisition of MindChamps taken place at the beginning of the financial period, there would not be any significant impact on the Group's results for the current financial period.

3. Included in total revenue are dividends and interest income amounting to HK$17.0 million (2006: HK$11.8 million). The analysis of the principal activities and geographical locations of the operations of the Company, its subsidiaries and its jointly controlled entity during the financial period are as follows:

a) **Principal Activities**

	Investment Holding		Hospitality Related Services		Education Related Services		Consolidated	
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June	
	2007	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	17,013	11,250	25,869	21,862	3,160	—	46,042	33,112
Profit before taxation	21,738	21,101	4,309	1,478	212	—	26,259	22,579
Income tax							(397)	(54)
Profit for the period							25,862	22,525
Depreciation and amortisation for the period	554	398	281	248	41	—	876	646

b) **Geographical Locations of Operations**

	Group Turnover Six months ended 30 June		Profit/(loss) before tax Six months ended 30 June	
	2007	**2006**	**2007**	**2006**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	11,860	7,890	19,804	17,820
Singapore	5,784	1,572	(933)	628
United States	28,398	23,650	7,388	4,131
	46,042	33,112	26,259	22,579

4. Profit before taxation is arrived at after charging/(crediting):

	Six months ended 30 June	
	2007	**2006**
	HK$'000	*HK$'000*
Depreciation of plant and equipment	845	615
Amortisation of intangible assets	31	31
Dividends and interest income	(17,013)	(11,811)
Net foreign exchange gain	(7,920)	(5,158)
Net profit on sale of plant and equipment	—	(16)
Net realised and unrealised gains on trading securities	(4,909)	(10,189)

5. **Income tax**

	Six months ended 30 June	
	2007	**2006**
	HK$'000	*HK$'000*
Current tax — Hong Kong Profits Tax		
Over-provision in respect of prior years	(1,025)	—
Current tax - Overseas		
Provision for the period	47	54
	(978)	54
Deferred tax		
Reversal of temporary differences	1,375	—
	397	54

The provision for Hong Kong Profits Tax is calculated at the rate of 17.5% (2006: 17.5%) on the estimated assessable profits for the period ended 30 June 2007. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

As at 30 June 2007, the Group has not recognised deferred tax assets in respect of tax losses of approximately HK$24.4 million (31 December 2006: HK$24.1 million) as it is not probable that there will be sufficient appropriate future taxable profits against which the Group can utilise the benefits.

6. **Dividends**

a) Dividends attributable to the interim period

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2007 (2006: HK$Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period.

	Six months ended 30 June	
	2007	2006
	HK$'000	*HK$'000*
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 6 cents (2006: HK 3 cents) per share	22,988	11,494

7. **Earnings per share**

a) *Basic earnings per share*

The calculation of basic earnings per share is based on profit attributable to equity shareholders of the Company HK$24.9 million (2006: HK$21.9 million) and on 383,125,524 (2006: 383,125,524) ordinary shares in issue during the period.

b) *Diluted earnings per share*

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

8. **Commitment**

On 25 June 2007, the Group entered into a shareholders' agreement to subscribe for a 40% equity stake in Tune Hospitality Investments FZCO ("Tune Hospitality"). Pursuant to this shareholders' agreement, the Group has committed to contribute approximately HK$156.0 million (US$20.0 million) to Tune Hospitality to fund its operations and working capital.

MANAGEMENT DISCUSSION AND ANALYSIS

The Group reported improvement in both revenue and net profit for the period under review. The Group's 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), contributed higher revenue of HK$24.2 million to the Group's revenue as compared with HK$20.3 million in the previous corresponding period. The increase in SWAN's revenue is primarily due to higher management fee recorded by its hotel management unit, Richfield. The business development focus on Richfield has continued to bear fruit. For the first half of 2007, Richfield has successfully added 2 multi-year management contracts which will contribute to the further growth in revenue of SWAN in the second half of 2007. As at 30 June 2007, Richfield is managing a portfolio of 26 hotels representing more than 5,900 rooms.

The Group has always been seeking investment opportunities with strong growth potential. This strategy culminated in the following two investments:-

1. a 50% equity interest in MindChamps, a company providing education related services with effect from 1 June 2007, and

2. a 40% participation in Tune Hospitality established on 12 July 2007 to develop, own (in whole or in part) and operate a portfolio of limited service (or "no-frills") "Tune" branded budget hotels across the countries in the ASEAN region.

For one month period ended 30 June 2007, MindChamps contributed revenue and net profit before tax of HK$3.2 million and HK$0.2 million respectively. During the period under review, Tune Hospitality had not commenced its operations.

Financial Commentary

Group Performance

The Group reported an improvement in net profit attributable to equity shareholders of the Company of HK$24.9 million, as compared to HK$21.9 million in the previous corresponding period. The improvement was due to higher revenue recorded by the Group of HK$46.0 million, an increase of 39.0%, as compared to HK$33.1 million in the previous corresponding period. The increase was mainly due to higher dividend and interest income from the trading securities, higher fee income from its US's hotel management unit, Richfield and additional revenue contributed by the newly-acquired 50% equity interest in MindChamps with effect from 1 June 2007.

The trading securities and time deposits held by the Group returned total dividend and interest income amounting to HK$17.0 million during the period under review as compared to HK$11.8 million in the previous corresponding period. The improvement can be attributable to higher dividend income of HK$5.1 million received from the bond and equity investments.

The Group reported lower other net income of HK$13.1 million, down 15.5% from HK$15.5 million in the previous corresponding period due mainly to lower realised and unrealised gain arising from remeasuring the Group's trading securities to fair value as at 30 June 2007.

During the period under review, the Group completed the purchase of 3 units of residential properties held for resale in Singapore with a total purchase consideration of HK$16.3 million.

Financial Position, Cash Flow and Borrowings

As at 30 June 2007, the Group's total assets stood at HK$751.7 million, increase from HK$722.6 million as at 31 December 2006 which can be attributed mainly to Group's share of intangible assets amounting to HK$36.7 million for the "MindChamps" brand name in Singapore. However, excluding the Group's intangible asset, the Group's net tangible assets per share was HK$1.66 as at 30 June 2007 drop by HK$0.09 from HK$1.75 as at 31 December 2006.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, net operating cash outflow included dividend paid of HK$23.0 million. The cash outflow from investing activities amounted to HK$77.2 million due mainly to purchase of trading securities, residential properties held for resale and investment in MindChamps. Consequently, the Group reported cash and cash equivalents of HK$422.8 million as at 30 June 2007, down from HK$487.2 million as at 31 December 2006.

The Group has no borrowings for the period under review.

Treasury Activities

Majority of the Group's cash is held in United States dollar deposits, hence as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will not be significant. The Group's view is that to maximise returns to shareholders we need a balanced portfolio and hence a portion of its portfolio would be held in other currencies. We will monitor closely the Group's exposure to currency movement and take the appropriate action when necessary.

Employees

As at 30 June 2007, the Group had 48 employees excluding employees from MindChamps, up from 46 as at the end of the last financial year ended 31 December 2006. There were 47 employees from MindChamps as at 30 June 2007. The total payroll costs which include the Group's 50% share of MindChamps for the period under review were HK$16.4 million as compared with HK$13.9 million in the previous corresponding period.

Prospects

The United States hospitality industry is expected to continue to grow steadily in the second half of 2007 and SWAN's business units should benefit accordingly. Richfield is working on several potential contracts and is optimistic of converting some of these into multi-year contracts in the second half of the year. We will continue to adopt a prudent approach in managing the SWAN businesses by ensuring costs are kept in line with the level of business activities.

In June, the Group made investments into two key new businesses in the high-growth sectors of education and limited service hotels. Going forward, these new investments are expected to augment the growth potential of the Group.

MindChamps is expected to make a greater contribution to the Group's revenue and net profit in the second half of 2007 as the Group consolidates proportionally MindChamps' financial results for the whole six month period. We are confident of the strong growth prospects of MindChamps' business in future years as it develops additional educational programmes to target all student age groups, commences new product lines and expands its operations to countries outside of Singapore. Geographical expansion is expected to take place in 2008.

Tune Hospitality is currently very active in identifying and seeking suitable sites in South-East Asia to develop Tune branded hotels. We envisage that several sites would be secured in the second half of 2007 with development work to commence shortly thereafter. The "Tune" branded limited service hotel concept brings a new business model to Asia. The Group's investment in Tune Hospitality presents a great opportunity to tap into the rapid growth of travel within Asia by owning a portfolio of limited service hotels in strategic locations.

The Group will continue to seek out suitable investment opportunities to deploy its cash resources. Barring unforeseen circumstances, the Group's operations should remain profitable in the second half of 2007.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors and 1 non-executive director of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2007.

CORPORATE GOVERNANCE

In the opinion of the Directors, save as disclosed below, the Company has complied with the Code on Corporate Governance Practices, as set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Appendix 14") throughout the period.

As disclosed in 2006 Annual Report, the Company does not fully comply with the code provision A.4.1 in Appendix 14. To satisfy the requirements under such code provision, all the non-executive directors retired in the annual general meeting held on 20 April 2007 ("2007 AGM") and offered themselves for re-election. All the retiring non-executive directors were re-elected in the 2007 AGM for a specific term of three years. Under the code provision A.1.8, if a substantial shareholder or a director has a conflict of interest in a matter to be considered by the board which the board has determined to be material, the matter should not be dealt with by way of circulation or by a committee (except an appropriate board committee set up for that purpose pursuant to a resolution passed in a board meeting) but a board meeting should be held. As it was impractical to hold a full board meeting on that day, after full explanation of the connected transaction was provided to the non-executive directors by the executive directors, a written resolution regarding the continued connected transaction for the provision of property management services had been approved by all directors, including independent non-executive directors. The said written resolution was passed on 8 January 2007. The details of the continuing connected transaction were fully disclosed in the press announcement dated 8 January 2007.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" as set out in Appendix 10 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("Model Code"). All directors have confirmed that they have complied with the Model Code throughout the period under review.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 30 July 2007

As at the date of this announcement, the Board comprises 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	30-Jul-2007 18:43:17
Announcement No.	00167

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Circular issued by Subsidiary Company on Major Transaction - Formation of Joint Venture Company, Tune Hospitality Investments FZCO
Description	Please find attached a copy of the Circular dated 30 July 2007 issued by City e-Solutions Limited.
Attachments:	CES_Circular-30Jul07.pdf Total size = **205K** (2048K size limit recommended)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **City e-Solutions Limited**, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

Major Transaction

Formation of Joint Venture Company — Tune Hospitality Investments FZCO

A letter from the board of directors of City e-Solutions Limited is set out on pages 3 to 11 of this circular.

30 July 2007

CONTENTS

Page

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Accounts"	the audited accounts of the Group for the year ended 31 December 2006
"ASEAN"	acronym for Association of South East Asian Nations
"associate"	has the meaning ascribed to such term in the Listing Rules
"Companies Law"	the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands
"CDL"	City Developments Limited, a company incorporated in the Republic of Singapore and whose shares are listed on the Singapore Exchange Securities Trading Limited. CDL, through its wholly-owned subsidiaries, is currently holding about 52% of the issued share capital of the Company
"CES Hospitality"	CES Hospitality Holdings Limited, which is a company incorporated in Hong Kong and is a wholly-owned subsidiary of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands and whose shares are listed on the Stock Exchange
"connected person"	has the meaning ascribed to such term in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company, its subsidiaries and its jointly controlled entity before the Tune Hospitality Shareholders Agreement
"Independent Third Party"	a party who, together with its ultimate beneficial owner(s), (to the best knowledge, information and belief of the Directors after having made all reasonable enquiry) is not a connected person of the Company and is also independent of the Company and its connected persons
"Istithmar Hotels"	Istithmar Hotels FZE, which is a company incorporated in the United Arab Emirates and an Independent Third Party
"Latest Practicable Date"	26 July 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange

"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Share"	ordinary share of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the issued Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tune Hotels.Com"	Tune Hotels.Com Capital Partners Limited, which is a company incorporated in Labuan, Malaysia. Tune Hotels.Com Capital Partners Limited and its holding company Tune Hotels.Com Limited are both Independent Third Parties
"Tune Hospitality Investments FZCO"	Tune Hospitality Investments FZCO (formerly known as Tune Hospitality Investments LLC), which is a joint venture company established in the United Arab Emirates and whose issued share capital is owned by CES Hospitality (as to 40%), Istithmar Hotels (as to 40%) and Tune Hotels.Com (as to 20%) respectively
"Tune Hospitality Investments FZCO Group"	Tune Hospitality Investments FZCO and its subsidiaries established from time to time
"Tune Hospitality Shareholders Agreement"	the shareholders agreement dated 25 June 2007 between CES Hospitality Holdings Limited, Istithmar Hotels FZE, and Tune Hotels.Com Capital Partners Limited and its holding company Tune Hotels.Com Limited in respect of Tune Hospitality Investments FZCO
"AED"	United Arab Emirates Dirham, the lawful currency of the United Arab Emirates
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America

For the purpose of this circular, the following were used:

US$1.00 = HK$7.80
AED1.00 = HK$2.13
S$1.00 = HK$5.14

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

Directors:
Mr. Kwek Leng Beng *(Chairman and Managing Director)*
Mr. Vincent Yeo Wee Eng *(Chief Executive Officer)*
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Wong Hong Ren*
Hon. Chan Bernard Charnwut*
Mr. Lawrence Yip Wai Lam

Independent Directors:
Dr. Lo Ka Shui*
Mr. Lee Jackson (also known as Li Chik Sin)*
Mr. Teoh Teik Kee*

* *Non-Executive Directors*

Principal Office:
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

Registered Office:
c/o Maples and Calder
Ugland House
South Church Street
P.O. Box 309GT
Grand Cayman
Cayman Islands
British West Indies

30 July 2007

To the Shareholders

Dear Sir or Madam,

Major Transaction
Formation of Joint Venture Company — Tune Hospitality Investments FZCO

The Company announced in its announcement dated 26 June 2007 that, on 25 June 2007, CES Hospitality Holdings Limited (a wholly owned subsidiary of the Company), Istithmar Hotels FZE, Tune Hotels.Com Capital Partners Limited and its holding company Tune Hotels.Com Limited entered into the Tune Hospitality Shareholders Agreement for, *inter alia*, the establishment and operation of Tune Hospitality Investments FZCO and its business and related undertakings.

Istithmar Hotels, Tune Hotels.Com and its holding company Tune Hotels.Com Limited (including their respective ultimate beneficial owners) are Independent Third Parties. As the consideration ratio in respect of the Group's maximum capital commitment of US$20 million (about HK$156 million) under the Tune Hospitality Shareholders Agreement exceeds 25% but is less than 100%, the establishment of Tune Hospitality Investments FZCO under the Tune Hospitality

Shareholders Agreement constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules. To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiry, no shareholders of the Company and their respective associates have any material interest in the Tune Hospitality Shareholders Agreement. As such no shareholder of the Company is required under the Listing Rules to abstain from voting if the Company were to convene a general meeting for the approval of the Tune Hospitality Shareholders Agreement. CDL and its relevant wholly owned subsidiaries are currently holding about 52% of entire issued share capital of the Company. Pursuant to Rule 14.44 of the Listing Rules, they had issued a written shareholders' approval dated 25 June 2007 to approve the Tune Hospitality Shareholders Agreement in lieu of holding a general meeting of the Company, and no general meeting will be convened by the Company to approve the Tune Hospitality Shareholders Agreement.

The main purpose of this circular is to provide you with further particulars of the Tune Hospitality Shareholders Agreement and other information required under the Listing Rules.

A. THE TUNE HOSPITALITY SHAREHOLDERS AGREEMENT

The material terms of the Tune Hospitality Shareholders Agreement are summarized below:

1. **Date**

   25 June 2007

2. **Parties**

   a. CES Hospitality Holdings Limited, which is a company incorporated in Hong Kong and is wholly owned by the Company.

   b. Istithmar Hotels FZE, which is a company incorporated in the United Arab Emirates. To the best of the knowledge of the Directors after having made all reasonable enquiry, it is principally engaged in management of Istithmar's investments in the hotel sector. Istithmar is an investment company of Dubai World, a holding company which manages and supervises a portfolio of businesses and projects for the Dubai Government.

   c. Tune Hotels.Com Capital Partners Limited, which is a company incorporated in the British Virgin Islands, and Tune Hotels.Com Limited (the holding company of Tune Hotels.Com Capital Partners Limited), which is a company incorporated in Labuan, Malaysia. Tune Hotels.Com Limited entered into the Tune Hotel Hospitality Shareholders Agreement for the sole purpose of guaranteeing the performance of the obligations of Tune Hotels.Com Capital Partners Limited under that agreement. To the best of the knowledge of the Directors after having made all reasonable enquiry, Tune Hotels.Com Capital Partners Limited is principally engaged in, *inter alia*, the licensing and operation of "no-frills" limited service hotels in Asia under the Tune Hotels.Com brand.

Istithmar Hotels FZE, Tune Hotels.Com Capital Partners Limited and Tune Hotels.Com Limited (including their respective ultimate beneficial owners) are Independent Third Parties.

3. **Condition precedent**

The obligations of the parties to the Tune Hospitality Shareholders Agreement and effectiveness of such agreement are conditional on the approval of the Shareholders to the transactions contemplated under that agreement being obtained at an extraordinary general meeting or by way of written shareholders approval in accordance with the Listing Rules.

This condition has been fulfilled by way of the written approval given by CDL and its relevant subsidiaries as referred to in the paragraph headed "C.- Listing Rules Implications" below.

4. **Funding commitments of the parties**

Tune Hospitality Investments FZCO has been established with an initial issued share capital of AED500,000 (about HK$1,065,000), which is currently held as to 40%, 40% and 20% by CES Hospitality, Istithmar Hotels and Tune Hotels.Com, respectively.

The shareholders of Tune Hospitality Investments FZCO shall make available of up to a total amount of US$50 million (about HK$390 million) to Tune Hospitality Investments FZCO to fund its operations and for its working capital purposes and the hotel projects undertaken. The funding contributions by the shareholders of Tune Hospitality Investments FZCO shall be made in proportion to their then respective shareholdings in Tune Hospitality Investments FZCO, that is, in respect of CES Hospitality, Istithmar Hotels, and Tune Hotels.Com initially:

Party	**Percentage of shareholding in Tune Hospitality Investments FZCO**	**Maximum funding contribution**
CES Hospitality	40%	US$20 million (about HK$156 million)
Istithmar Hotels	40%	US$20 million (about HK$156 million)
Tune Hotels.Com	20%	US$10 million (about HK$78 million)
Total	100%	US$50 million (about HK$390 million)

Each advance of the funding contribution to Tune Hospitality Investments FZCO shall be made in such amount/amounts and at such time/times as its board of directors decides and set out in the drawing notices to its shareholders in accordance with the Tune Hospitality Shareholders Agreement. The funding obligations on the shareholders of Tune Hospitality Investments FZCO shall, however, lapse on expiry of 24 months from the date of first advance notice from the board of Tune Hospitality Investments FZCO.

The funding contributions from the shareholders of Tune Hospitality Investments FZCO will be made by way of shareholders' loans, share capital contributions or combination of both (in each case proportionate to their respective shareholdings in Tune Hospitality Investments FZCO) as set out in the relevant advance notices from the board of Tune Hospitality Investments FZCO. The shareholders' loans made to Tune Hospitality Investments FZCO will be unsecured and interest free. They will be due and repayable to the shareholders of Tune Hospitality Investments FZCO on the winding-up of Tune Hospitality Investments FZCO, or such earlier date as determined by its board in proportion to their then shareholdings.

The above maximum funding contributions to the Tune Hospitality Investments FZCO were determined after arm's length negotiations between the parties having regard to, *inter alia*, estimated investment required for development of a chain of 25 to 30 Tune Hotels across the countries in the ASEAN region mentioned below. The contributions are in proportion to the shareholders' respective shareholding interests in Tune Hospitality Investments FZCO.

Under the Tune Hospitality Shareholders Agreement, the total capital commitment of CES Hospitality in the formation of Tune Hospitality Investments FZCO (including any guarantee, loan and other capital committed) is about US$20 million (about HK$156 million) mentioned above. The Group will satisfy its funding obligations under the Tune Hospitality Shareholders Agreement from its internal cash resources. The Company currently does not foresee any further capital contribution commitment on the part of the Group on top of its total funding contribution above. If any additional financial assistance is to be given by the Group to Tune Hospitality Investments FZCO in the future, such assistance shall be subject to and comply with the relevant requirements of the Listing Rules.

5. **Board representations**

The board of directors of Tune Hospitality Investments FZCO shall comprise no more than 5 directors.

Initially, CES Hospitality, Istithmar Hotels and Tune Hotels.Com shall be entitled to appoint or remove 2, 2 and 1 directors at any time, respectively. If there is any change in the shareholdings of the parties after their entry of the Tune Hospitality Shareholders Agreement, any shareholder holding at least 10% shareholding shall be entitled to appoint 1 director, and their respective number of nominees to the board of Tune Hospitality Investments FZCO shall reflect, as far as reasonably practicable, their then percentages of shareholdings in it.

The chairman of the board of Tune Hospitality Investments FZCO has no casting vote. His position will alternate between a director appointed by CES Hospitality and Istithmar respectively every year.

6. **Reserved matters**

a. Under the Tune Hospitality Shareholders Agreement, the matters that require unanimous approval of all the shareholders of Tune Hospitality Investments FZCO include:

— approval of a hotel development site;

— change (increase or decrease) of capital of any member of Tune Hospitality Investments FZCO Group;

— material change to the nature or scope of business of any member of Tune Hospitality Investments FZCO Group; and

— adopting or revising the business plan or budget.

b. Under the Tune Hospitality Shareholders Agreement, the matters that require approval of the shareholders of Tune Hospitality Investments FZCO holding at least 75% of its issued shares include:

— declaring or paying any dividend or distribution by any member of Tune Hospitality Investments FZCO Group; and

— incurring material capital expenditure or liability as provided in the Tune Hospitality Shareholders Agreement.

7. **Term**

The Tune Hospitality Shareholders Agreement has taken effect from the date of written approval of CDL and its relevant subsidiaries of this agreement as referred to in the paragraph headed "C.- Listing Rules Implications" below. It shall continue until the Tune Hospitality Investments FZCO is wound up. Tune Hospitality Investments FZCO shall be wound up on expiry of 6 years after its incorporation date unless the parties agree to extend such period.

8. **Distribution**

Subject to applicable law, all income and realisation proceeds of Tune Hospitality Investments FZCO shall, after taking into account the working capital requirements as projected in the business plan, preliminary project budget or a final project budget, any expenses and liabilities of Tune Hospitality Investments FZCO and any re-investment of proceeds of realised investments in further investment opportunities approved by the board, be paid out as dividends to the shareholders of Tune Hospitality Investments FZCO in proportion to their then shareholdings.

9. **Other material terms**

The Tune Hospitality Shareholders Agreement also contain terms customary of transactions of this type in respect of the following matters:

a. right of first refusal in favour of the existing shareholders of Tune Hospitality Investments FZCO for any further issue of new shares by Tune Hospitality Investments FZCO;

b. pre-emption rights in favour of the existing shareholders of Tune Hospitality Investments FZCO for any transfer of shares in such company by any shareholders; and

c. non-disposal arrangements (effective for a period of 3 years from the date when the Tune Hospitality Shareholders Agreement takes effect as described above) for all shareholders in respect of their shareholdings in Tune Hospitality Investments FZCO.

B. REASONS FOR, AND BENEFITS OF, THE TUNE HOSPITALITY SHAREHOLDERS AGREEMENT

The Group's principal business includes investment holding, provision of hospitality solutions, hotel management services, reservation services, risk management services, revenue management consulting, accounting and payroll services and procurement services. As announced by the Company in its announcement dated 1 June 2007, the Group, through its 50% shareholding interest in the joint venture vehicle, MindChamps Holdings Pte. Ltd., is also engaged in education business.

The Group has always been seeking investment opportunities with growth potential. The branded no-frills budget hotel concept has been well received in United States, Europe, China and India. With Low Cost Carriers ("LCC") making air travel affordable and accessible to growing percentage of the population around the world including Asia, there has been a corresponding demand for affordable and consistent quality hotel accommodation. However, although LCCs have taken off in the countries in ASEAN region, there has not been a development of a branded "no-frills" hotel chain to meet the growing demand for corresponding quality hotel accommodation by the value conscious travelers in these countries. Hotels under "Tune Hotels" brand ("Tune Hotels") are "no-frills" economy hotels specifically developed to address the lack of affordable, quality accommodation in the ASEAN region. This is an important deal for the region and will bring an exciting new model to the market. Key elements of a Tune Hotel include a standard 5-star "King Koil" bed, electronic key card entry system and power shower in each space-efficient room, outsourced 24-hour convenience store, a popular branded food and beverage outlet in each hotel, on-site 24-hour guarded security and extensive CCTV cameras in the property. Certain items such as air-conditioning, towels and bathroom amenities are available at small additional charges. Attractive discount rates may also be offered to those customers making advance booking on-line. The outsourcing of convenience stores and food and beverage outlets to third party operators not only provides a steady stream of revenue but also greatly simplifies the overall operations of the hotel.

The principal business of Tune Hospitality Investments FZCO, as a joint venture investment vehicle, is to develop and own (in whole or in part) and operate a chain of 25 to 30 Tune Hotels across the countries in the ASEAN region, directly by itself or indirectly through its subsidiaries. The formation of the Tune Hospitality Investments FZCO represents a great opportunity for the Group to tap into this growing demand. Tune Hospitality Investments FZCO will target developing Tune Hotels in countries across the ASEAN region with initial focus in Malaysia, and the hotels will have around 150 to 300 rooms. In addition to the rental income and the room revenue received by each hotel, Tune Hotels.Com will assist Tune Hospitality Investments FZCO Group's hotels to procure advertising revenue stream from advertisements placed both outside (such as exterior of hotel buildings and billboards etc.) and inside the hotels. Such advertising revenue will be shared between Tune Hotels.Com and Tune Hospitality Investments FZCO.

Currently, Tune Hotels.Com and its affiliates (collectively "Tune Hotels.Com Group") operate the only "no-frills" hotel concept in Asia. It is principally engaged in franchising and licensing other entities to operate hotels under "Tune Hotels" brand and related trademarks, and provision of hotel management services for and development of such hotels in ASEAN region, China, India or other places in the world. It has established its first own hotel in Kuala Lumpur, Malaysia opened on 27 April 2007. Tune Hotels.Com Group has developed the relevant methodology and intellectual properties, including trade and service marks, for management and operation of Tune Hotels. If and when suitable hotel development projects or sites are secured and approved by the Tune Hospitality Investments FZCO Group in the future, Tune Hotels.Com Group will grant 20-year licences to all such hotels developed and owned by relevant members of the Tune Hospitality Investments FZCO Group to operate under the "Tune Hotel" brand. Tune Hotels.Com Group will also be appointed by Tune Hospitality Investments FZCO Group as its project manager to convert (or retrofit/renovate) existing buildings or to construct new buildings for use as Tune Hotels, and also as its hotel manager to manage the branded Tune Hotels under the franchise granted by Tune Hotels.Com Group. The agreements for the license of the "Tune Hotel" brand and provision of the above-mentioned services will be entered into between Tune Hospitality Investments FZCO and its relevant subsidiaries and relevant members of Tune Hotels.Com Group on arm's length basis and on normal (or better) commercial terms. Leveraging on the expertise of Tune Hotels.Com Group, Tune Hotels.Com Group has also been appointed by Tune Hospitality Investments FZCO to provide other management services, including development sites sourcing and procurement, project negotiation and contract matters handling, budgeting and provision of internal office administration and financial statements preparation, compliance and support services, in order to assist Tune Hospitality Investments FZCO Group in achieving its investment objectives.

To protect the investments of the shareholders of Tune Hospitality Investments FZCO made in it, Tune Hotels.Com has given non-competition undertakings in favour of Tune Hospitality Investments FZCO under Tune Hospitality Shareholders Agreement. It has undertaken not to, *inter alia*, launch a new brand of limited service hotel segment in ASEAN region, engaged or interested in or operate any business substantially similar to or in competition with the business of Tune Hospitality Investments FZCO Group in specific locations in major cities and towns across the ASEAN region where Tune Hospitality Investments FZCO has developed a Tune Hotel unless with the approval of CES Hospitality and Istithmar or the board of Tune Hospitality Investments FZCO.

Leveraging on the Group's expertise in hotel business, the Group expects that such investment will provide promising business prospects. The Directors are of the opinion that it will boost and extend the revenue sources in furtherance of principal line of hotel business of the Group. The Directors also consider that the terms of the Tune Hospitality Shareholders Agreement are on normal commercial terms and fair and reasonable, and are also in the best interests of the Company and the Shareholders as a whole.

Tune Hospitality Investments FZCO will be equity accounted for as a 40% associated company in the accounts of the Group.

C. LISTING RULES IMPLICATIONS

As the consideration ratio in respect of the Group's maximum capital commitment under the Tune Hospitality Shareholders Agreement exceeds 25% but is less than 100%, the establishment of Tune Hospitality Investments FZCO under the Tune Hospitality Shareholders Agreement constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules.

CDL is a controlling shareholder of the Company and, through its wholly-owned subsidiaries, is holding about 52% of the entire issued share capital of the Company currently. As none of CDL and any of its subsidiaries or other associates has any material interests in the Tune Hospitality Shareholders Agreement (save in the same manner as any other Shareholders generally), they are permitted to vote at a general meeting of the Company that may be convened for the purposes of considering and approving the Tune Hospitality Shareholders Agreement under the Listing Rules. To the best of the knowledge, information and belief of the Directors after having made all reasonable enquiry, no shareholders of the Company and their respective associates have any material interest in the Tune Hospitality Shareholders Agreement. As such, no shareholder of the Company is required under the Listing Rules to abstain from voting if the Company were to convene a general meeting for the approval of the Tune Hospitality Shareholders Agreement. As CDL and its wholly owned subsidiaries holding such 52% issued Shares are closely allied group of Shareholders under Rule 14.45 of the Listing Rules, they have already issued a written confirmation approving the Tune Hospitality Shareholders Agreement. As this written shareholders' approval is accepted under Rule 14.44 of the Listing Rules in lieu of holding a general meeting of the Company, no general meeting will be convened by the Company to approve the Tune Hospitality Shareholders Agreement.

There was no any other transaction between the Group and each of Istithmar Hotels FZE, Tune Hotels.Com Capital Partners Limited and Tune Hotels.Com Limited (and their respective ultimate beneficial owners) which would require aggregation under Rule 14.22 of the Listing Rules.

D. FINANCIAL EFFECTS

Tune Hospitality Investments FZCO will be equity accounted for as a 40% associated company in the accounts of the Group.

Tune Hospitality Investments FZCO has been incorporated. It has not commenced operation as of the Latest Practicable Date and hence does not have record of any material transaction. Upon formation of Tune Hospitality Investments FZCO, the non-current assets of the Group would increase while the current assets of the Group would decrease by the same amount. Pro forma financial information regarding the assets and liabilities of the Group as a result of the formation of Tune Hospitality Investments FZCO is set out in Appendix II to this circular.

The Directors believe that the formation of Tune Hospitality Investments FZCO will contribute positively to the earnings base of the Group but the quantitative effect will depend on the progress of the development of the Tune Hotels.

RECOMMENDATION

The Board considers that the terms of the Tune Hospitality Shareholders Agreement are fair and reasonable so far as the Shareholders are concerned, and are in the interests of the Shareholders as a whole.

FURTHER INFORMATION

Your attention is drawn to the information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Kwek Leng Beng
Chairman and Managing Director

I. SUMMARY OF FINANCIAL INFORMATION

The following is a summary of the consolidated financial information of the Group for the 3 financial years ended 31 December 2004, 2005 and 2006, as extracted from the relevant annual reports of the Company which are not subject to any qualified opinion.

Consolidated Profit and Loss Account
for the year ended 31 December 2006

		The Group	
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	79,010	84,518	72,147
Cost of sales	(8,609)	(21,321)	(22,502)
Gross profit	70,401	63,197	49,645
Other net income/(expenses)	46,717	(11,807)	25,919
Administrative expenses	(42,537)	(44,020)	(48,210)
Profit before taxation	74,581	7,370	27,354
Income tax	20,871	—	15
Profit for the year	95,452	7,370	27,369
Attributable to:			
Equity shareholders of the Company	90,152	5,392	26,519
Minority interests	5,300	1,978	850
Profit for the year	95,452	7,370	27,369
Dividends payable to equity shareholders of the Company attributable to the year:			
Final dividend proposed after the balance sheet date HK6 cents per share (2005: HK3 cents per share, 2004: HK3 cents per share)	22,988	11,494	11,494
Earnings per share	*HK cents*	*HK cents*	*HK cents*
Basic	23.53	1.41	6.92

Consolidated Balance Sheets
as at 31 December 2006

	The Group		
	2006	**2005**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Non-current assets			
Property, plant and equipment	6,587	4,785	3,346
Intangible assets	302	343	407
Interests in subsidiaries	—	—	—
Deferred tax assets	21,083	—	—
Total non-current assets	27,972	5,128	3,753
Current assets			
Trading securities	181,641	118,048	118,732
Trade and other receivables	25,759	21,907	25,892
Cash and cash equivalents	487,249	497,335	499,148
	694,649	637,290	643,772
Current liabilities			
Trade and other payables	(19,512)	(23,571)	(24,223)
Provision for taxation	(759)	(1,025)	(1,025)
	(20,271)	(24,596)	(25,248)
Net current assets	674,378	612,694	618,524
Total assets less current liabilities	702,350	617,822	622,277
NET ASSETS	702,350	617,822	622,277
CAPITAL AND RESERVES			
Share capital	383,126	383,126	383,126
Reserves	285,794	206,655	213,038
Total equity attributable to equity shareholders of the Company	668,920	589,781	596,164
Minority interests	33,430	28,041	26,113
TOTAL EQUITY	702,350	617,822	622,277

II. AUDITED CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP FOR THE YEAR ENDED 31 DECEMBER 2006

Set out below are the audited financial statements of the Group together with its notes for the year ended 31 December 2006 which are reproduced from the annual report of the Company for the year ended 31 December 2006.

Consolidated Profit and Loss Account
for the year ended 31 December 2006

	Note	The Group 2006 *HK$'000*	The Group 2005 *HK$'000*
Turnover	3	79,010	84,518
Cost of sales		(8,609)	(21,321)
Gross profit		70,401	63,197
Other net income/(expenses)	4	46,717	(11,807)
Administrative expenses		(42,537)	(44,020)
Profit before taxation	5	74,581	7,370
Income tax	6	20,871	—
Profit for the year		95,452	7,370
Attributable to:			
Equity shareholders of the Company	7	90,152	5,392
Minority interests		5,300	1,978
Profit for the year		95,452	7,370
Dividends payable to equity shareholders of the Company attributable to the year:	8		
Final dividend proposed after the balance sheet date HK6 cents per share (2005: HK3 cents per share)		22,988	11,494
Earnings per share	9	*HK cents*	*HK cents*
Basic		23.53	1.41

The notes on pages 20 to 52 form part of these financial statements.

Balance Sheets
as at 31 December 2006

	Note	The Group 2006 HK$'000	The Group 2005 HK$'000	The Company 2006 HK$'000	The Company 2005 HK$'000
Non-current assets					
Property, plant and equipment	11	6,587	4,785	5,457	3,463
Intangible assets	12	302	343	—	—
Interests in subsidiaries	13	—	—	189,441	158,741
Deferred tax assets	14	21,083	—	—	—
Total non-current assets		27,972	5,128	194,898	162,204
Current assets					
Trading securities	15	181,641	118,048	176,122	114,510
Trade and other receivables	16	25,759	21,907	12,449	8,825
Cash and cash equivalents	17	487,249	497,335	294,014	314,106
		694,649	637,290	482,585	437,441
Current liabilities					
Trade and other payables	18	(19,512)	(23,571)	(6,957)	(8,517)
Provision for taxation	6c	(759)	(1,025)	(1,025)	(1,025)
		(20,271)	(24,596)	(7,982)	(9,542)
Net current assets		674,378	612,694	474,603	427,899
Total assets less current liabilities		702,350	617,822	669,501	590,103
NET ASSETS		702,350	617,822	669,501	590,103

	Note	The Group 2006 HK$'000	The Group 2005 HK$'000	The Company 2006 HK$'000	The Company 2005 HK$'000
CAPITAL AND RESERVES	19				
Share capital		383,126	383,126	383,126	383,126
Reserves		285,794	206,655	286,375	206,977
Total equity attributable to equity shareholders of the Company		668,920	589,781	669,501	590,103
Minority interests		33,430	28,041	—	—
TOTAL EQUITY		702,350	617,822	669,501	590,103

Approved and authorised for issue by the board of directors on 26 February 2007.

Kwek Leng Beng
Chairman

Gan Khai Choon
Director

The notes on pages 20 to 52 form part of these financial statements.

Consolidated Statement of Changes in Equity
for the year ended 31 December 2006

	The Group			
	2006		2005	
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Total equity at 1 January				
— attributable to equity shareholders of the Company		589,781		596,164
— minority interests		28,041		26,113
		617,822		622,277
Net income recognised directly in equity:				
Exchange differences on translation of financial statements of overseas subsidiaries		570		(331)
Net profit for the year		95,452		7,370
Total recognised income and expense for the year		96,022		7,039
Attributable to:				
Equity shareholders of the Company	90,633		5,111	
Minority interests	5,389		1,928	
	96,022		7,039	
Dividends declared or approved during the year		(11,494)		(11,494)
Total equity at 31 December		702,350		617,822

The notes on pages 20 to 52 form part of these financial statements.

Consolidated Cash Flow Statement
for the year ended 31 December 2006

	The Group	
	2006	**2005**
	HK$'000	*HK$'000*
Operating activities		
Profit before taxation	74,581	7,370
Adjustments for:		
Interest income	(23,763)	(15,412)
Dividend income	(8,295)	(5,453)
Depreciation	1,382	1,355
Net profit on sale of property, plant and equipment	(16)	(458)
Amortisation of intangible assets	66	65
Impairment losses on trade receivables	839	287
Net realised and unrealised (gain)/loss on trading securities	(27,882)	3,527
Net loss on forward foreign exchange contracts	1,006	—
Net foreign exchange (gain)/loss	(25,526)	8,450
	(82,189)	(7,639)
Operating loss before changes in working capital	(7,608)	(269)
Changes in working capital		
Trade receivables	(382)	3,975
Other receivables, deposits and prepayments	(2,406)	463
Trade payables	(293)	(1,501)
Other payables	(3,733)	932
Affiliated companies (net)	3,003	(100)
	(3,811)	3,769
Cash (used in)/generated from operations	(11,419)	3,500
Interest received	22,899	14,959
Dividend received	3,600	4,892
Dividends paid to shareholders	(11,494)	(11,494)
Tax paid — overseas tax	(444)	—
Net cash generated from operating activities	3,142	11,857

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Investing activities		
Payment for purchase of property, plant and equipment	(3,983)	(3,813)
Proceeds from sale of property, plant and equipment	820	1,475
Proceeds from sale of trading securities	57,973	—
Payment for purchase of trading securities	(79,271)	(2,559)
Purchase of intangible assets	(24)	—
Net cash used in investing activities	(24,485)	(4,897)
Net (decrease)/increase in cash and cash equivalents	(21,343)	6,960
Cash and cash equivalents at 1 January	497,335	499,148
Effect of foreign exchange rate changes	11,257	(8,773)
Cash and cash equivalents at 31 December *(note 17)*	487,249	497,335

Significant non-cash transaction

During the financial year, the Group received scrip dividends of HK$1,095,000 from one of its investee companies.

The notes on pages 20 to 52 form part of these financial statements.

Notes to the Financial Statements
31 December 2006

These notes form an integral part of the financial statements.

1. PRINCIPAL ACTIVITIES

The principal activities of the Company comprise those of investment holding and the provision of consultancy services.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 13 on the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of Compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (HKFRSs), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (HKICPA), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are effective or available for early adoption for the current accounting period of the Group and the Company. The accounting policies of the Group after the adoption of these new developments to the extent that they are relevant to the Group have been summarised below. The adoption of these accounting standards did not have a significant effect on the Group's financial statements.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 27).

(b) Basis of Preparation of the Financial Statements

The consolidated financial statements for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group").

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:

— financial instruments classified as trading securities (see note 2(e)); and

— derivative financial instruments (see note 2(f)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

(c) **Subsidiaries and Minority Interests**

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from their activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet and statement of changes in equity within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated profit and loss account as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 2(j)).

(d) **Goodwill**

Goodwill represents the excess of the cost of a business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(j)).

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination is recognised immediately in profit or loss.

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(e) Other Investments in Debt and Equity Securities

The Group's and the Company's policies for investments in debt and equity securities, other than investments in subsidiaries, are as follows:

Investments in debt and equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below.

Investments in debt and equity securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(f) Derivative Financial Instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(g) Other Property, Plant and Equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(j)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in the profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Plant, machinery and equipment (comprising principally furniture and fixtures and office equipment)	- 6% to 33.33%
Motor vehicles	- 20%

Both the useful life of an asset and its residual value, if any, are reviewed annually.

(h) Intangible Assets (other than Goodwill)

Intangible assets that are acquired by the Group are stated in the balance sheet at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see note 2(j)).

Amortisation of intangible assets with finite useful lives is charged to the profit and loss on a straight-line basis over the assets' estimated useful lives. Trademarks are amortised over their estimated useful lives of 15 years.

Both the period and method of amortisation are reviewed annually.

(i) **Leased Assets**

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) *Classification of assets leased to the Group*

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii) *Operating lease charges*

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

(j) **Impairment of Assets**

(i) *Impairment of other receivables*

Current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

— Impairment losses for current receivables are reversed if in a subsequent period the amount of the impairment loss decreases.

— For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets where the effect of discounting is material).

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii) *Impairment of other assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment;

— intangible assets;

— investments in subsidiaries;

— other investments in securities; and

— goodwill.

If any such indication exists, the asset's recoverable amount is estimated.

— Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the others assets in the unit (or group of units) on a pro-rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversal of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss is respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) *Interim financial reporting and impairment*

Under the Rules of Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, *Interim financial reporting*, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see notes 2(j)(i) and (ii)).

(k) **Trade and other receivables**

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(j)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 2(j)).

(l) **Trade and other payables**

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(m) **Cash and cash equivalents**

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(n) **Employee Benefits**

(i) *Short-term employee benefits and contributions to defined contribution retirement plans*

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) *Termination benefits*

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(o) **Liability for Unpaid Insurance Claims**

Liability for unpaid insurance claims are based on claims filed and estimates for claims incurred but not reported.

(p) **Income Tax**

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax

asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

— in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

— in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  — the same taxable entity; or

  — different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(q) **Revenue Recognition**

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit or loss as follows:

(i) *Hotel management revenue*

Revenue arising from hotel management services, reservation distribution and payroll services is recognised when the relevant services are delivered.

(ii) *Insurance and risk management revenue*

Revenue arising from insurance and risk management services, where the Group acts as an agent and does not assume underwriting risk, is recognised based on the net amount retained or the amount billed to the customer less the amount paid to suppliers.

For risk management services where the Company acts as an agent and does not assume any underwriting risk, revenue is recorded as the net amount earned as fees rather than the gross amount of insurance premiums and related costs.

(iii) *Interest income*

Interest income is recognised as it accrues using the effective interest method.

(iv) *Dividends*

Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(r) **Translation of Foreign Currencies**

Foreign currency transactions during the year are translated at the foreign exchange rates ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in the profit or loss.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items, including goodwill arising on consolidation of foreign operations acquired on or after 1 January 2005, are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity. Goodwill arising on consolidation of a foreign operation acquired before 1 January 2005 is translated at the foreign exchange rate that applied at the date of acquisition of the foreign operation.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(s) **Related Parties**

For the purpose of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(iv) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(v) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(t) **Segment Reporting**

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise tax balances.

3. TURNOVER

Turnover of the Group comprises revenue from hospitality-related operations, dividend income and interest income. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	The Group	
	2006	**2005**
	HK$'000	*HK$'000*
Hospitality related services	46,952	63,653
Investment holding	32,058	20,865
	79,010	84,518

Included in turnover above is:

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Dividend income from listed securities	1,095	1,853
Dividend income from unlisted securities	7,200	3,600
Interest income from listed securities	1,596	—
Other interest income	22,167	15,412

4. **OTHER NET INCOME/(EXPENSES)**

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Net foreign exchange gain/(loss)	19,460	(8,738)
Net loss on forward foreign exchange contracts	(1,006)	—
Net profit on sale of property, plant & equipment	16	458
Net realised and unrealised gains/(losses) on trading securities	27,882	(3,527)
Others	365	—
	46,717	(11,807)

5. **PROFIT BEFORE TAXATION**

Profit before taxation is arrived at after charging:

(a) **Staff costs**

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Contributions to defined contribution retirement plan	485	445
Salaries, wages and other benefits	28,090	29,502
	28,575	29,947

(b) **Other items**

	The Group	
	2006	**2005**
	HK$'000	*HK$'000*
Amortisation of intangible assets	66	65
Auditors' remuneration		
— audit services	822	707
— tax services	50	48
— other services	296	399
Depreciation of property, plant and equipment	1,382	1,355
Impairment losses on trade receivables	839	287
Operating lease charges: minimum lease payments on property rentals	776	985

6. **INCOME TAX**

(a) **Taxation in the consolidated profit and loss account represents:**

	The Group	
	2006	**2005**
	HK$'000	*HK$'000*
Current tax — Overseas		
Provision for the year	217	—
Over-provision in respect of prior years	(39)	—
	178	—
Deferred tax		
Origination and reversal of temporary differences	2,276	—
Recognition of deferred tax assets not recognised in prior years	(23,325)	—
	(21,049)	—
	(20,871)	—

(b) **Reconciliation between tax expense and accounting *profit at applicable tax rates:***

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Profit before taxation	74,581	7,370
Income tax using Hong Kong tax rates	13,052	1,290
Tax effect of non-taxable income	(13,516)	(4,135)
Tax effect of non-deductible expenses	1,481	3,653
Effect of tax rates in foreign jurisdictions	1,341	2,058
Current year's deferred tax assets not recognised	135	838
Recognition of deferred tax assets not recognised in prior years	(23,325)	—
Utilisation of deferred tax assets not recognised in prior years	—	(3,704)
Over-provision in respect of prior years	(39)	—
Actual tax credit	(20,871)	—

(c) **Current taxation in the *balance sheet represents:***

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Balance of Hong Kong Profits Tax provision relating to prior years	1,025	1,025	1,025	1,025
Provisional Overseas Tax paid	(266)	—	—	—
	759	1,025	1,025	1,025

The provision for Hong Kong profits tax is calculated at 17.5% (2005: 17.5%) of the estimated assessable profits for the year ended 31 December 2006. Taxation for overseas subsidiaries is similarly charged at the appropriate current rates of taxation ruling in the relevant countries.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

7. PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

Profit after taxation to the extent of HK$90,892,000 (2005: HK$12,260,000) has been dealt with in the Company's financial statements.

8. DIVIDENDS

(a) Dividends payable to equity shareholders of the Company attributable to the year

	2006	2005
	HK$'000	*HK$'000*
Final dividend proposed after the balance sheet date of HK6 cents per share (2005: HK3 cents per share)	22,988	11,494

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2006	2005
	HK$'000	*HK$'000*
Final dividend in respect of the previous financial year, approved and paid during the year, of HK3 cents per share (2005: HK3 cents per share)	11,494	11,494

9. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$90,152,000 (2005: HK$5,392,000) and 383,125,524 (2005: 383,125,524) ordinary shares in issue during the year.

(b) Diluted earnings per share

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the financial year.

10. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Investment holding: The activities of investing.

Hospitality related services: The provision of e-business enablement, hospitality solutions, hotel management services, hotel reservation services, insurance sales and risk management services, and payroll services and procurement services.

	Investment Holding		Hospitality Related Services		Consolidated	
	2006	2005	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	32,058	20,865	46,952	63,653	79,010	84,518
Profit/(loss) from operations	66,944	(2,762)	7,637	10,132	74,581	7,370
Income tax					20,871	—
Profit after taxation					95,452	7,370
Depreciation and amortisation for the year	950	957	498	463	1,448	1,420
Segment assets	634,164	591,984	67,374	50,434	701,538	642,418
Unallocated assets					21,083	—
Total assets					722,621	642,418
Segment liabilities	6,051	5,913	13,461	17,658	19,512	23,571
Unallocated liabilities					759	1,025
Total liabilities					20,271	24,596
Capital expenditure incurred during the year	3,748	2,734	259	1,079	4,007	3,813

Geographical segments

The Group's investing activities are mainly carried out in Hong Kong and Singapore. The hospitality related services are carried out by the subsidiaries based in the United States.

In presenting information on the basis of geographical segments, segment revenue, in relation to investment holding is based on the geographical location of investments and segment revenue in relation to hospitality related services is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong		United States		Singapore		Consolidated	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	23,491	15,941	51,991	64,114	3,528	4,463	79,010	84,518
Segment assets	460,924	432,622	214,213	51,594	26,401	158,202	701,538	642,418
Capital expenditure incurred during the year	619	2,734	259	1,063	3,129	16	4,007	3,813

11. PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Plant, Machinery & Equipment *HK$'000*	Motor Vehicles *HK$'000*	Total *HK$'000*
Cost			
At 1 January 2005	12,029	5,145	17,174
Exchange adjustments	(11)	—	(11)
Additions	1,079	2,734	3,813
Disposals	(488)	(2,793)	(3,281)
At 31 December 2005	12,609	5,086	17,695
At 1 January 2006	12,609	5,086	17,695
Exchange adjustments	18	—	18
Additions	291	3,692	3,983
Disposals	(33)	(2,352)	(2,385)
Written off during the year	(3,202)	—	(3,202)
At 31 December 2006	9,683	6,426	16,109
Accumulated depreciation			
At 1 January 2005	11,144	2,684	13,828
Exchange adjustments	(9)	—	(9)
Charge for the year	588	767	1,355
Disposals	(488)	(1,776)	(2,264)
At 31 December 2005	11,235	1,675	12,910
At 1 January 2006	11,235	1,675	12,910
Exchange adjustments	13	—	13
Charge for the year	475	907	1,382
Disposals	(33)	(1,548)	(1,581)
Written off during the year	(3,202)	—	(3,202)
At 31 December 2006	8,488	1,034	9,522
Net book value			
At 31 December 2006	1,195	5,392	6,587
At 31 December 2005	1,374	3,411	4,785

(b) The Company

	Plant, Machinery & Equipment *HK$'000*	Motor Vehicles *HK$'000*	Total *HK$'000*
Cost			
At 1 January 2005	2,956	5,145	8,101
Additions	16	2,734	2,750
Disposals	—	(2,793)	(2,793)
At 31 December 2005	2,972	5,086	8,058
At 1 January 2006	2,972	5,086	8,058
Additions	56	3,692	3,748
Disposals	(33)	(2,352)	(2,385)
At 31 December 2006	2,995	6,426	9,421
Accumulated depreciation			
At 1 January 2005	2,730	2,684	5,414
Charge for the year	190	767	957
Disposals	—	(1,776)	(1,776)
At 31 December 2005	2,920	1,675	4,595
At 1 January 2006	2,920	1,675	4,595
Charge for the year	43	907	950
Disposals	(33)	(1,548)	(1,581)
At 31 December 2006	2,930	1,034	3,964
Net book value			
At 31 December 2006	65	5,392	5,457
At 31 December 2005	52	3,411	3,463

12. INTANGIBLE ASSETS

	The Group Trademarks *HK$'000*
Cost	
At 1 January 2005	1,030
Exchange adjustments	1
At 31 December 2005	1,031
At 1 January 2006	1,031
Additions	24
Exchange adjustments	2
At 31 December 2006	1,057
Amortisation and Impairment Losses	
At 1 January 2005	623
Charge for the year	65
At 31 December 2005	688
At 1 January 2006	688
Charge for the year	66
Exchange adjustments	1
At 31 December 2006	755
Net book value	
At 31 December 2006	302
At 31 December 2005	343

The amortisation charge for the year is included in "administrative expenses" in the consolidated profit and loss account.

13. INTERESTS IN SUBSIDIARIES

	The Company	
	2006	2005
	HK$'000	*HK$'000*
Unlisted shares, at cost	220,860	220,860
Less: Impairment loss	31,419	62,119
	189,441	158,741

In prior years, in view of losses incurred by a subsidiary, the Company assessed the recoverable amount of the subsidiary. Based on this assessment, the carrying amount of this subsidiary was written down by HK$62,119,000. In 2006, following improvements in the subsidiary's operating cash flows and results, the Company reassessed its estimates and HK$30,700,000 of the impairment loss initially recognised was reversed.

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the Group. The class of shares held is ordinary unless otherwise stated.

Company Name/ Principal Activities	Place of Incorporation and Operation	Particulars of Issued and Paid Up Capital	Proportion of Ownership: Group's Effective Interest	Held by Company	Interest Held by Subsidiary
			%	%	%
Principal direct and indirect subsidiaries					
SWAN Holdings Limited (Investment holding)	Bermuda	33,345,333 shares of US$1 each	85	85	—
SWAN USA, Inc. (Holding company)	United States of America	100 common stocks of US$0.01 each	85	—	100
Richfield Hospitality Inc. (Investment holding and provision of hospitality related services)	United States of America	100 common stocks of US$1,000.01 each	85	—	100
Sceptre Hospitality Resources Inc. (Provision of reservation system services)	United States of America	100 common stocks of US$0.01 each	85	—	100

14. DEFERRED TAX ASSETS

(a) Deferred tax assets recognised:

The Group

The components of deferred tax assets recognised in the consolidated balance sheet and the movements during the year are as follows:

	Tax losses	Deductible temporary differences	Total
	HK$'000	*HK'$000*	*HK$'000*
Deferred tax arising from:			
At 1 January 2006	—	—	—
Credited to profit or loss	18,152	2,897	21,049
Exchange adjustments	29	5	34
At 31 December 2006	18,181	2,902	21,083

(b) Deferred tax assets not recognised:

The following temporary differences have not been recognised:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deductible temporary differences	1,070	10,003	1,070	1,038
Tax losses	24,099	70,705	24,099	21,425
	25,169	80,708	25,169	22,463

Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the Group and the Company can utilise the benefits. Tax losses amounting to HK$Nil (2005: HK$49,280,000) expire 20 years from the year the tax losses were incurred. The remaining tax losses of HK$24,099,000 (2005: HK$21,425,000) do not expire under the respective countries' tax legislations.

15. TRADING SECURITIES

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities (at market value)				
— Listed outside Hong Kong				
— fellow subsidiary	96,391	54,739	96,391	54,739
Debt securities (at market value)				
— Listed outside Hong Kong	61,947	—	61,947	—
Other securities (at market value)				
— Unlisted	23,303	63,309	17,784	59,771
	181,641	118,048	176,122	114,510

Included in trading securities are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group and the Company	
	2006	2005
	'000	*'000*
United States Dollar	USD4,094	USD5,082
Sterling Pound	GBP6,331	GBP4,078
Euro	EUR2,533	—
Japanese Yen	JPY64,813	—

Included in other financial assets is an amount of HK$5,519,000 (2005: HK$3,538,000) relating to investment securities held in respect of the Group's defined retirement contribution plan (see note 25).

16. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade receivables less impairment losses	11,945	12,402	439	2,588
Other receivables, deposits and prepayments	5,861	2,591	2,639	1,835
Amounts owing by subsidiaries	—	—	1,529	411
Amounts owing by affiliated companies	278	3,314	167	391
Dividend receivable	7,200	3,600	7,200	3,600
Derivative financial instruments	475	—	475	—
	25,759	21,907	12,449	8,825

All trade and other receivables are expected to be recovered within one year. The amounts owing by subsidiaries and affiliated companies are unsecured, interest-free and repayable on demand.

Affiliated companies comprise subsidiaries of the holding company.

The aging analysis of trade receivables (net of impairment losses) is as follows:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Current or less than 1 month overdue	8,858	3,986	—	—
1 to 3 months overdue	1,084	2,976	9	112
More than 3 months overdue but less than 12 months overdue	2,003	5,440	430	2,476
	11,945	12,402	439	2,588

The Group's credit policy is set out in note 20.

Included in trade and other receivables are following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group and the Company	
	2006	2005
	'000	*'000*
United States Dollar	USD17	USD163
Sterling Pound	GBP28	GBP106
Singapore Dollar	SGD265	—

17. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deposits with banks and other financial institutions	444,264	457,817	286,192	307,413
Cash at bank and in hand	42,985	39,518	7,822	6,693
	487,249	497,335	294,014	314,106

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group and the Company	
	2006	2005
	'000	*'000*
United States Dollar	USD24,817	USD30,528
Sterling Pound	GBP5,000	GBP5,335
Singapore Dollar	SGD3,765	SGD163

18. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade payables	1,281	1,574	204	992
Other payables and accrued charges	18,231	21,964	6,753	7,491
Amounts owing to affiliated companies	—	33	—	34
	19,512	23,571	6,957	8,517

All of the trade and other payables are expected to be settled within one year. All trade payables are due within 1 month or on demand.

Amounts owing to affiliated companies are unsecured, interest-free and are repayable on demand.

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group and the Company	
	2006	2005
	'000	*'000*
United States Dollar	USD1	USD98
Sterling Pound	GBP4	GBP9
Singapore Dollar	SGD94	SGD24

19. CAPITAL AND RESERVES

(a) The Group

	Share Capital HK$'000	Exchange Reserve HK$'000	Revenue Reserve HK$'000	Total HK$'000	Minority Interests HK$'000	Total Equity HK$'000
At 1 January 2005	383,126	(238)	213,276	596,164	26,113	622,277
Dividends approved in respect of the previous financial year *(Note 8(b))*	—	—	(11,494)	(11,494)	—	(11,494)
Profit for the year	—	—	5,392	5,392	1,978	7,370
Exchange differences on translation of Financial statements of foreign subsidiaries	—	(281)	—	(281)	(50)	(331)
At 31 December 2005	383,126	(519)	207,174	589,781	28,041	617,822
At 1 January 2006	383,126	(519)	207,174	589,781	28,041	617,822
Dividends approved in respect of the previous financial year *(Note 8(b))*	—	—	(11,494)	(11,494)	—	(11,494)
Profit for the year	—	—	90,152	90,152	5,300	95,452
Exchange differences on translation of financial statements of foreign subsidiaries	—	481	—	481	89	570
At 31 December 2006	383,126	(38)	285,832	668,920	33,430	702,350

(b) The Company

	Share Capital HK$'000	Revenue Reserve HK$'000	Total HK$'000
At 1 January 2005	383,126	206,211	589,337
Dividends approved in respect of the previous financial year *(Note 8(b))*	—	(11,494)	(11,494)
Profit for the year	—	12,260	12,260
At 31 December 2005	383,126	206,977	590,103
At 1 January 2006	383,126	206,977	590,103
Dividends approved in respect of the previous financial year *(Note 8(b))*	—	(11,494)	(11,494)
Profit for the year	—	90,892	90,892
At 31 December 2006	383,126	286,375	669,501

(c) **Share capital**

(i) *Authorised and issued share capital*

	The Company			
	2006		2005	
	No. of shares	*HK$'000*	*No. of shares*	*HK$'000*
Authorised:				
Ordinary shares of HK$1 each	2,720,615,042	2,720,615	2,720,615,042	2,720,615

	The Company			
	2006		2005	
	No. of shares	*HK$'000*	*No. of shares*	*HK$'000*
Issued and fully paid:				
Ordinary shares of HK$1 each	383,125,524	383,126	383,125,524	383,126

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(ii) *Share option scheme*

The Share Option Scheme (the "2005 Scheme") for eligible persons, including employees (including the executive directors) and non-executive directors of the Company and its associates, was adopted by the Company on 27 April 2005 ("Adoption Date"). Under the 2005 Scheme, the maximum number of shares that may be granted by the Directors shall not exceed 10% of the share capital of the Company in issue at the Adoption Date unless the Company obtains a fresh approval from its Shareholders. The maximum number of Shares which may be issued upon exercise of all outstanding options and yet to be exercised under the 2005 Scheme and any other option scheme(s) of the Company shall not in aggregate exceed 30% of the Shares in issue from time to time. The subscription price of shares under the 2005 Scheme shall not be less than the highest of: (i) the official closing price of the Shares as stated in daily quotations sheet of the Stock Exchange on the Offer Date; (ii) the average of the official closing price of the Shares as stated in daily quotations sheets of the Stock Exchange for the 5 business days immediately preceding the Offer Date; and (iii) the nominal value of a Share. The Executive Share Option Scheme (the "1997 Scheme") adopted by the Company on 11 June 1997 was terminated upon the 2005 Scheme becoming effective.

Throughout the financial year, no share option was granted and outstanding.

(d) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 2(r).

(e) **Distributability of reserves**

At 31 December 2006, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$286,375,000 (2005: HK$206,977,000). After the balance sheet date, the directors proposed a final dividend of HK6 cents per ordinary share (2005: HK3 cents per share), amounting HK$22,988,000 (2005: HK$11,494,000). This dividend has not been recognised as a liability at the balance sheet date.

20. FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 1 month from the date of billing. Debtors with balances that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

Investments are normally only in liquid securities and with counterparties that have a credit rating equal to or better than the group. Transactions involving derivative financial instruments are with counterparties with sound credit ratings and with whom the group has a signed netting agreement. Given their high credit ratings, management does not expect any investment counterparty to fail to meet its obligations.

At the balance sheet date, the Group has a certain concentration of credit risk as 1% (2005: 5%) and 18% (2005: 9%) of trade receivables (net of impairment losses) was due from the Group's largest customer and the five largest customers respectively.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses. The Group's policy is to regularly monitor current and expected liquidity requirements, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements in the short and longer term.

Interest rate risk

The Group is affected by changes in interest rates due to the impact such changes have on interest on fixed deposits.

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

2006 The Group	Effective interest rate %	Total *HK$000*	One year or less *HK$000*	1-2 years *HK$000*	2-5 years *HK$000*	More than 5 years *HK$000*
Repricing dates for assets which reprice before maturity						
Cash and cash equivalents denominated in:						
— Hong Kong Dollar	3.73	5,748	5,748	—	—	—
— Singapore Dollar	3.05	19,065	19,065	—	—	—
— United States Dollar	4.83	386,306	386,306	—	—	—
— Sterling Pound	4.88	76,130	76,130	—	—	—
		487,249	487,249	—	—	—
Debt securities	3.57	61,947	14,183	35,302	12,462	—

2006 The Company	Effective interest rate %	Total *HK$000*	One year or less *HK$000*	1-2 years *HK$000*	2-5 years *HK$000*	More than 5 years *HK$000*
Repricing dates for assets which reprice before maturity						
Cash and cash equivalents denominated in:						
— Hong Kong Dollar	3.73	5,748	5,748	—	—	—
— Singapore Dollar	3.05	19,065	19,065	—	—	—
— United States Dollar	4.70	193,071	193,071	—	—	—
— Sterling Pound	4.88	76,130	76,130	—	—	—
		294,014	294,014	—	—	—
Debt securities	3.57	61,947	14,183	35,302	12,462	—

2005 The Group	Effective interest rate %	Total *HK$000*	One year or less *HK$000*	1-2 years *HK$000*	2-5 years *HK$000*	More than 5 years *HK$000*
Repricing dates for assets which reprice before maturity						
Cash and cash equivalents denominate in:						
— Hong Kong Dollar	1.32	4,900	4,900	—	—	—
— Singapore Dollar	0.07	758	758	—	—	—
— United States Dollar	3.79	420,068	420,068	—	—	—
— Sterling Pound	4.38	71,609	71,609	—	—	—
		497,335	497,335	—	—	—

2005 The Company	Effective interest rate %	Total *HK$000*	One year or less *HK$000*	1-2 years *HK$000*	2-5 years *HK$000*	More than 5 years *HK$000*
Repricing dates for assets which reprice before maturity						
Cash and cash equivalents denominate in:						
— Hong Kong Dollar	1.32	4,900	4,900	—	—	—
— Singapore Dollar	0.07	758	758	—	—	—
— United States Dollar	3.93	236,839	236,839	—	—	—
— Sterling Pound	4.38	71,609	71,609	—	—	—
		314,106	314,106	—	—	—

Foreign currency risk

The Group incurs foreign currency risk in the countries where the Group has fixed deposits and trading securities denominated in foreign currencies and foreign operations. The Group is also exposed to foreign currency risk through deposits and withdrawals of fixed deposits, sales and purchases of the trading securities that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to these risks are Sterling Pound, US Dollars, Euros, Japanese Yen and Singapore Dollars.

As at 31 December 2006, the Group has outstanding forward exchange contracts with notional amounts of approximately HK$106,958,000 (2005: Nil).

Changes in the fair value of forward exchange contracts that economically hedge monetary assets and liabilities in foreign currencies are recognised in profit and loss (see note 2(f)). The net fair value of forward exchange contracts used by the Group and the Company as economic hedges of monetary assets and liabilities in foreign currencies at 31 December 2006 was HK$475,000 (2005: Nil). These amounts are recognised as derivative financial instruments.

In respect of other trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level.

Sensitivity analysis

In managing interest rate and foreign currency risks the Group aims to reduce the impact of short-term fluctuations on the Group's earnings. Over the longer term, however, permanent changes in foreign exchange and interest rates would have an impact on consolidated earnings.

At 31 December 2006, it is estimated that a general increase of one percentage point in interest rates would increase the Group's profit before tax by approximately HK$4,439,000 (2005: HK$4,962,000) so far as the effect on interest-bearing financial instruments is concerned.

Estimation of fair values

Securities

The fair value is based on quoted market prices at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value is estimated using valuation technique, which includes recent market transactions, pricing models or discounted cash flow analysis.

Derivatives

The fair value of forward exchange contracts is based on broker quotes. These quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

Other financial assets and liabilities

The notional amounts of financial assets and liabilities with maturity of less than one year (including trade and other receivables, cash and cash equivalents and trade and other payables) are assumed to approximate their fair values.

21. MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

	The Group	
	2006	**2005**
	HK$'000	*HK$'000*
Affiliated companies		
Dividend income	1,095	1,853
Reimbursement of payroll costs	—	344
Income from provision of hospitality and other Related services	3,821	21,734

Key management personnel remuneration

Remuneration for key management personnel of the Group, including amounts paid to the Company's directors as disclosed in note 23 and certain of the highest paid employees as disclosed in note 24, is as follows:

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Short-term employee benefits	3,027	4,280

Total remuneration is included in "staff costs" (see note 5(a).)

22. COMMITMENTS

a) Capital commitments outstanding at 31 December 2006 not provided for in the financial statements were as follows:

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Contracted for	15,429	—

b) At 31 December 2006, the total future minimum lease payments under a non-cancellable operating lease in respect of an office space are payable as follows:

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Within 1 year	958	921
After 1 year but within 5 years	2,992	3,947
	3,950	4,868

The above lease expires in November 2011 and the Group has the option to renew the lease for an additional five-year term prior to the end of the lease term. The lease does not include any contingent rental.

23. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Retirement scheme contributions	2006 Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Kwek Leng Beng	750	—	—	—	750
Vincent Yeo Wee Eng	100	1,168	16	27	1,311
Kwek Leng Joo	200	—	—	—	200
Kwek Leng Peck	200	—	—	—	200
Gan Khai Choon	200	—	—	—	200
Lawrence Yip Wai Lam	100	52	—	—	152
Non-Executive Directors					
Wong Hong Ren	200	396	—	—	596
Hon. Chan Bernard Charnwut	194	—	—	—	194
Independent Non-Executive Directors					
Dr. Lo Ka Shui	100	—	—	—	100
Lee Jackson @ Li Chik Sin	288	—	—	—	288
Teoh Teik Kee	194	—	—	—	194
	2,526	1,616	16	27	4,185

	Directors' fees	Salaries, allowances and benefits in kind	Discretionary bonuses	Retirement scheme contributions	2005 Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Executive Directors					
Kwek Leng Beng	750	—	—	—	750
Vincent Yeo Wee Eng	100	1,100	254	29	1,483
Kwek Leng Joo	200	—	—	—	200
Kwek Leng Peck	200	—	—	—	200
Gan Khai Choon	200	—	—	—	200
Lawrence Yip Wai Lam	100		—	—	100
Non-Executive Directors					
Wong Hong Ren	200	371	—	—	571
Hon. Chan Bernard Charnwut	194	—	—	—	194
Independent Non-Executive Directors					
Dr. Lo Ka Shui	100	—	—	—	100
Lee Jackson @ Li Chik Sin	288	—	—	—	288
Teoh Teik Kee	194	—	—	—	194
	2,526	1,471	254	29	4,280

24. INDIVIDUAL WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, three (2005: three) are directors whose emoluments are disclosed in note 23. The aggregate of the emoluments in respect of the other two (2005: two) individuals are as follows:

	2006	2005
	HK$'000	*HK$'000*
Salaries and other emoluments	1,269	1,375
Discretionary bonuses	57	116
Retirement scheme contributions	42	55
	1,368	1,546

The emoluments of the two (2005: two) individuals with the highest emoluments are within the following band:

	2006 Number of individuals	2005 Number of individuals
HK$Nil - HK$1,000,000	2	2

25. EMPLOYEE RETIREMENT BENEFITS

In United States, the Group operates a defined retirement contribution plan (the "Plan"). Under the Plan, employees may elect to contribute a percentage of their regular compensation to the Plan and to direct the distribution of these amounts among the Plan's investment options. The Group matches 50% of each employee's contributions up to a maximum of 6% of the employee's annual base compensation.

At the balance sheet date, approximately HK$5,519,000 (2005: HK$3,538,000) has been included in trading securities (see note 15).

26. IMMEDIATE AND ULTIMATE HOLDING COMPANIES

The immediate holding company at 31 December 2006 is City Developments Limited. The Directors consider the ultimate holding company at 31 December 2006 to be Hong Leong Investment Holdings Pte. Ltd. Both companies are incorporated in the Republic of Singapore. The immediate holding company produces financial statements available for public use.

27. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 DECEMBER 2006

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2006 and which have not been adopted in these financial statements:

	Effective for accounting periods beginning on or after
HKFRS 7, Financial instruments: Disclosures	1 January 2007
Amendments to HKAS 1, Presentation of financial statements: Capital disclosures	1 January 2007
Revised guidance on implementing HKFRS 4, Insurance contracts	1 January 2007
IFRIC 11: IFRS 2 — Group and treasury share transactions	1 March 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

III. INDEBTEDNESS OF THE GROUP

As at 30 May 2007 (being the latest practicable date for the purpose of the information in this section), the Group did not have any outstanding debt securities, whether issued and outstanding, authorised or otherwise created but unissued, term loans, whether guaranteed, unguaranteed, secured (whether the security is provided by the issuer or by third parties) or unsecured, other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, whether guaranteed, unguaranteed, secured or unsecured borrowings or debt, mortgages, charges, guarantees or other material contingent liabilities.

IV. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the financial resources and banking facilities available to the Group and its internal generated funds, the Group has sufficient working capital to satisfy its present requirements, that is for at least the next twelve months from the date of this circular.

V. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Board was not aware of any material adverse change in the financial or trading position or outlook of the Group since 31 December 2006, the date to which the latest published audited consolidated financial statements of the Group were made up.

VI. MANAGEMENT DISCUSSION AND ANALYSIS

Chairman's Statement

For the financial year ended 31 December 2006 ("FY2006"), the Group reported a very significant improvement in net profit attributable to equity shareholders of the Company of HK$90.2 million as compared with a net profit attributable to equity shareholders of HK$5.4 million in the previous year. The improvement was due to higher profit contribution of HK$66.9 million from its investment activities comprising mainly time deposits and trading securities, up by HK$69.7 million as compared to a loss of HK$2.8 million in the previous year. This, together with the recognition of net deferred tax benefits amounting to HK$21.0 million, further boosted the Group's net profit for the current year under review. The latter is in line with the Group's accounting policy as it is probable that future taxable profits will be generated by the hospitality related services businesses and will be available to utilise against the benefits as recognised in the current year under review.

The Group, through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), has most of its activities in the United States. The United States economy has continued to grow steadily throughout 2006 which translated into another year of healthy growth in 2006 in the hospitality industry. The resulting improvement in client hotels' operating results has benefited SWAN's hotel management business unit, Richfield, as its fee income is aligned to revenue and profits of its hotel customers.

Richfield's fee income was also boosted by the signing of new hotel contracts during the year in review. SWAN's hotel reservation business unit, Sceptre, recorded a reduction in revenue in 2006 compared to prior year mainly due to cessation of providing hotel reservation services in the 4th quarter of 2005 to the 14 hotels in US owned by Millennium & Copthorne Hotels plc, a 52% subsidiary of City Developments Limited.

As a result of the aforementioned contraction of business in Sceptre, the Group's hospitality related services businesses recorded lower revenue of HK$47.0 million, down by 26.2% or HK$16.7 million as compared with HK$63.7 million achieved in the previous year. Consequently, the Group reported a lower revenue of HK$79.0 million, down by 6.5%, as compared with HK$84.5 million in the previous year.

Basic earnings per share for the current year under review increased significantly to HK23.53 cents, up from HK1.41 cents in the previous year which was calculated on 383,125,524 ordinary shares in issue for both years. While Group's net tangible assets backing per share increased to HK$1.75 as at 31 December 2006, up 13.6% from HK$1.54 as at 31 December 2005. The Board proposed a final dividend of HK6 cents per share for the year under review.

Prospects

The hospitality industry in the US is projected to record another year of good growth in 2007. SWAN's business units should benefit from the benign industry environment in the coming year. We will continue to adopt a prudent approach in managing the businesses by ensuring costs are kept in line with the level of business activities. Richfield's new contracts signed in 2006 will continue to generate steady fee income in 2007 and positively impact the revenue stream of SWAN. Richfield is working on several potential contracts and is optimistic of converting several of these into multi-year contracts in 2007. Going forward, Richfield will be focusing on securing management contracts for larger hotels that generate higher fees and consequently better margins.

With the retention of our significant cash resources, we intend to continue seeking out investment opportunities to take advantage of the current favourable global economic environment. Barring unforeseen circumstances, the Group's performance in respect of its current hospitality related operations should remain profitable in 2007.

FINANCIAL REVIEW

Group Performance

As reported in the Chairman's statement, the Group's performance in FY2006 showed a very significant improvement despite lower Group's revenue of HK$79.0 million, down by 6.5%, as compared with HK$84.5 million in the previous year.

The Group's hospitality related services businesses recorded lower revenue of HK$47.0 million, down by 26.2% or HK$16.7 million as compared with HK$63.7 million achieved in the previous year. The lower revenue was due mainly to the decline in revenue of Sceptre (electronic reservation services) amounting to HK$17.9 million, which ceased providing hotel reservation services to the 14 hotels owned by Millennium & Copthorne Hotels plc, however was partially reduced by an increase in management fee of HK$1.8 million as compared to the previous year.

The time deposits and trading securities held by the Group returned interest and dividend income amounting to HK$23.8 million and HK$8.3 million respectively, up more than 50%, as compared with interest and dividend income of HK$15.4 million and HK$5.5 million recorded in the previous year respectively. In line with the accounting treatment, net realised and unrealised gains of HK$27.9 million was recorded as a result of remeasuring the Group's trading securities to fair value as compared with loss of HK$3.5 million reported in the previous year. This, together with the favourable net foreign exchange gain of HK$19.5 million accounted largely for the total other net income of HK$46.7 million for the current year which reversed the total other net expenses of HK$11.8 million reported in the previous year due to unfavourable net foreign exchange loss of HK$8.7 million on the investment portfolio.

The analysis of the Group's revenue and profit and loss from operations by business and geographical segments are set out in notes to the financial statements.

Financial Position

As at 31 December 2006, the Group's total assets stood at HK$722.6 million, increased from HK$642.4 million as at 31 December 2005. The Group's net tangible assets ("NTA") per share was HK$1.75 as at 31 December 2006, up 13.6% from HK$1.54 as at 31 December 2005.

The increase in NTA per share can be mainly attributed to the higher trading securities balance arising from additional investments during the year and remeasuring these trading securities to fair value as at 31 December 2006 as well as the recognition of the deferred tax assets.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

Cash Flow and Borrowings

For the year under review, net cash outflow from operations amounted to HK$11.4 million. The Group received total interest and dividend income of HK$26.5 million and paid a total dividend of HK$11.5 million to the shareholders of the Company. Consequently, net cash generated from operating activities amounted to HK$3.1 million.

While the cash outflow on investing activities amounted to HK$24.5 million was due mainly to the purchase of bond securities which was partially offsetted by the proceeds received on sale of trading securities. This cash outflow together with a favourable exchange translation gain of HK$11.3 million resulted in a lower Group's cash and cash equivalents of HK$487.2 million as at 31 December 2006, down from HK$497.3 million as at 31 December 2005.

The Group has no borrowings and no charge on assets for the year under review. The Group's gearing ratio was zero.

Treasury Activities

Majority of the Group's cash is held in United States dollar deposits, hence, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will not be significant. The Group's view is that to maximise returns to shareholders, we need a balanced portfolio and hence a portion of its portfolio would be held in other currencies. The currency profile of cash and cash equivalent is set out in notes to the financial statements. We will closely monitor the Group's exposure to currency movement and take the appropriate action when necessary.

Directors and Employees

As at 31 December 2006, the Group had a total of 46 employees including directors, down from 47 as at the end of the last financial year ended 31 December 2005. The total payroll costs reduced to HK$28.6 million in year 2006, down by 4.3% from HK$29.9 million in year 2005. The Group has a competitive wage and benefits package which are critical to maintaining a level of consistent and quality hospitality services.

A. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

Introduction to the unaudited pro forma consolidated balance sheet

The following unaudited pro forma consolidated balance sheet of the Group ("Unaudited Pro Forma Financial Information") has been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the major transaction involving the formation of the Tune Hospitality Investments FZCO ("Transaction") as if it had taken place on 31 December 2006. In addition, it has been assumed the Group's acquisition of the 50% equity interest in MindChamps Holdings Pte. Ltd. ("MindChamps") had taken place on 31 December 2006.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position of the Group had the Transaction been completed as at 31 December 2006 or at any future date.

Unaudited pro forma consolidated balance sheet of the Group

	The Group as at 31/12/2006 *HK$'000*	Pro forma Adjustments *HK$'000*	*Note*	Adjusted Balance *HK$'000*
Non-current assets				
Property, plant and equipment	6,587	1,465	1	8,052
Intangible assets	302	37,085	1	37,387
Interest in an associate	—	156,000	2	156,000
Deferred tax assets	21,083			21,083
Total non-current assets	27,972			222,522
Current assets				
Trading securities	181,641			181,641
Trade and other receivables	25,759	12,876	1	38,635
Cash and cash equivalents	487,249	(194,550)	3	292,699
	694,649			512,975
Current liabilities				
Trade and other payables	(19,512)	(12,876)	1	(32,388)
Provision for taxation	(759)			(759)
	(20,271)			(33,147)
Net current assets	674,378			479,828
Total assets less current liabilities	702,350			702,350
NET ASSETS	702,350			702,350
CAPITAL AND RESERVES				
Share capital	383,126			383,126
Reserves	285,794			285,794
Total equity attributable to equity shareholders of the Company	668,920			668,920
Minority interests	33,430			33,430
TOTAL EQUITY	702,350			702,350

Notes to pro forma adjustments:

1. The increases in property, plant and equipment, intangible assets, trade and other receivables and trade and other payables represent the Group's proportionate share of assets and liabilities of MindChamps. The Group subscribed for a 50% equity interest in MindChamps pursuant to the shareholders' agreement dated 1 June 2007 between CES Education Holdings Pte. Ltd. (a wholly owned subsidiary of the Company), MindChamps and MindChamps Pte. Ltd.

2. The increase in interest in an associate represents the Group's capital contribution to Tune Hospitality Investments FZCO.

3. The decrease in cash and cash equivalents represents the cash utilized to fund the investments in MindChamps of approximately HK$38.6m and in Tune Hospitality Investments FZCO of approximately HK$156.0m.

B. REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE GROUP

The following is the text of a report received from the reporting accountants, KPMG, Certified Public Accountants, Singapore, for the sole purpose of inclusion in this circular.

16 Raffles Quay #22-00
Hong Leong Building
Singapore 048581

The Directors
City e-Solutions Limited

30 July 2007

Dear Sirs,

City e-Solutions Limited (the "Company")

We report on the unaudited pro forma consolidated balance sheet of the Company, its subsidiaries and jointly controlled entity ("the Group") ("the Pro Forma Consolidated Balance Sheet") set out on pages 57 to 59 in Appendix II of the Company's circular dated 30 July 2007 (the "Circular"), which has been prepared by the directors of the Company solely for illustrative purposes to provide information about how the formation of joint venture company — Tune Hospitality Investments FZCO, resulting in the formation of an enlarged group (the "Enlarged Group"), might have affected the financial information presented. The basis of preparation of the unaudited Pro Forma Consolidated Balance Sheet is set out in the section "Introduction to the unaudited pro forma consolidated balance sheet" and notes to the unaudited pro forma consolidated balance sheet in Section A of Appendix II of the Circular.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited Pro Forma Consolidated Balance Sheet in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the unaudited Pro Forma Consolidated Balance Sheet and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited Pro Forma Consolidated Balance Sheet beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements ("HKSIR") 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the unaudited Pro Forma Consolidated Balance Sheet with the directors of the Company. The engagement did not involve independent examination of any of the underlying financial information.

Our work did not constitute an audit or review made in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA, and accordingly, we do not express any such audit or review assurance on the unaudited Pro Forma Consolidated Balance Sheet.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the unaudited Pro Forma Consolidated Balance Sheet has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the unaudited Pro Forma Consolidated Balance Sheet as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The unaudited Pro Forma Consolidated Balance Sheet is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Enlarged Group as at 31 December 2006 or any future date.

Opinion

In our opinion:

a) the unaudited Pro Forma Consolidated Balance Sheet has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the unaudited Pro Forma Consolidated Balance Sheet as disclosed pursuant to Paragraph 4.29(1) of the Listing Rules.

KPMG
Certified Public Accountants
Singapore

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the Directors of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code"), were as follows:

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	personal	3,286,980
Vincent Yeo Wee Eng	personal	718,000
Kwek Leng Joo	personal	1,436,000
Kwek Leng Peck	personal	2,082,200
Gan Khai Choon	personal	1,041,100
Lawrence Yip Wai Lam	personal	520,550
Wong Hong Ren	personal	1,513,112
Hon. Chan Bernard Charnwut	personal	53,850

City Developments Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	397,226
Vincent Yeo Wee Eng	personal	18,323
Kwek Leng Joo	personal	65,461
Kwek Leng Peck	personal	43,758
Gan Khai Choon	personal	100,000
	family	25,000
Wong Hong Ren	family	4,950

Name of Director	Nature of Interest	Number of Preference Shares
Kwek Leng Beng	personal	144,445
Kwek Leng Joo	personal	100,000
Gan Khai Choon	personal	49,925
	family	45,738

Hong Leong Investment Holdings Pte. Ltd.

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	2,320
Kwek Leng Joo	personal	1,290
Kwek Leng Peck	personal	304
Gan Khai Choon	family	247

Millennium & Copthorne Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	personal	3,000,000
Vincent Yeo Wee Eng	personal	500,000
Wong Hong Ren	personal	2,000,000

Note: Millennium & Copthorne Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc, a subsidiary of City Developments Limited. City Developments Limited is the holding company of the Company. The Directors of the Company consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to the Millennium & Copthorne Hotels Executive Share Option Scheme (the "1996 Scheme") operated by Millennium & Copthorne Hotels plc ("M&C"), certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	A	05/03/1998	6,509	£4.6087	05/03/2001 to 04/03/2008
Wong Hong Ren	B	14/03/2001	69,364	£4.3250	14/03/2004 to 13/03/2008
	B	15/03/2002	83,720	£3.2250	15/03/2005 to 14/03/2009

(c) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme"), approved by shareholders of Millennium & Copthorne Hotels plc on 21 May 2002, certain Directors have outstanding options thereunder ("M&C Options") to subscribe for M&C shares for cash as follows:

Name of Director	Part*	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	II	24/03/2005	10,581	£3.9842	24/03/2008 to 23/03/2015
Wong Hong Ren	II	10/03/2003	124,031	£1.9350	10/03/2006 to 09/03/2013
	II	16/03/2004	44,999	£2.9167	16/03/2007 to 15/03/2014
	II	24/03/2005	75,297	£3.9842	24/03/2008 to 23/03/2015

* *Note:* The 1996 Scheme has two parts. Part A is designed for the approval by the UK Inland Revenue, of which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 12 April 1996. Part B is an unapproved executive share option scheme designed for UK and non-UK executives. As with the 1996 Scheme, the 2003 Scheme provides for the grant of both approved and unapproved options.

(d) Pursuant to Millennium & Copthorne Hotels Long Term Incentive Plan (the "LTIP") approved by shareholders of Millennium & Copthorne Hotels plc on 4 May 2006, certain Directors were awarded Performance Share Award of ordinary shares of 30p each as follows:

Name of Director	Date Awarded	Number of Performance Shares	Vesting Date
Wong Hong Ren	01/09/2006	67,834	01/09/2009
	27/03/2007	44,736	27/03/2010
Lawrence Yip Wai Lam	01/09/2006	9,622	01/09/2009
	27/03/2007	5,698	27/03/2010

Note: Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company held any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers of the Listing Rules, to be notified to the Company and the Stock Exchange.

(b) **Substantial shareholders**

As at the Latest Practicable Date, the following persons were interested in 5% or more of the issued share capital of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name of Shareholder	Number of Shares held	*Notes*	Percentage Holding in the Company
eMpire Investments Limited	190,523,819		49.73%
City Developments Limited	200,854,743	*(1)*	52.43%
Hong Leong Holdings Limited	21,356,085		5.57%
Hong Leong Investment Holdings Pte. Ltd.	230,866,817	*(2)*	60.26%
Kwek Holdings Pte. Ltd.	230,866,817	*(3)*	60.26%
Davos Investment Holdings Private Limited	230,866,817	*(3)*	60.26%
Kwek Leng Kee	230,866,817	*(4)*	60.26%
Arnhold and S Bleichroeder Advisors, LLC	38,022,000		9.92%
Farallon Capital Management, L.L.C.	35,232,850	*(5)*	9.20%
Farallon Capital Offshore Investors, Inc.	35,232,850	*(6)*	9.20%
Aberdeen Asset Management Plc and its Associates (together "The AAM Group") on Behalf Of Accounts Managed by The AAM Group	23,052,000	*(7)*	6.02%

Notes:

1. Of the 200,854,743 shares beneficially owned by wholly-owned subsidiaries of City Developments Limited ("CDL") representing approximately 52.43% of the issued share capital of the Company, 190,523,819 shares are held by eMpire Investments Limited.

2. The interests of CDL and Hong Leong Holdings Limited in 200,854,743 shares and 21,356,085 shares respectively, are included in the aggregate number of shares disclosed.

3. The deemed interest of Hong Leong Investment Holdings Pte. Ltd. in 230,866,817 shares, representing approximately 60.26% of the issued share capital of the Company, is included in the aggregate number of shares disclosed.

4. Mr. Kwek Leng Kee is deemed to have an interest in the 230,866,817 shares in which Davos Investment Holdings Private Limited ("Davos") is deemed to have an interest in, by virtue of his entitlement to exercise or control the exercise of one-third or more of the voting power at general meetings of Davos.

5. Farallon Capital Management, L.L.C. is interested in these shares in its capacity as the investment manager.

6. Farallon Capital Offshore Investors, Inc. is interested in these shares in its capacity as the beneficial owner.

7. Aberdeen Asset Management Plc is interested in these shares in its capacity as the investment manager and includes shares in which wholly owned controlled corporations of Aberdeen Asset Management Plc are interested.

8. Mr. Kwek Leng Beng (Chairman and Managing Director), Mr. Kwek Leng Joo (Executive Director) and Mr. Kwek Leng Peck (Executive Director) are also directors of each of (a) City Developments Limited, (b) Hong Leong Holdings Limited, (c) Hong Leong Investment Holdings Pte. Ltd. and (d) Kwek Holdings Pte. Ltd., respectively. Mr. Yip Wai Lam, Lawrence (Executive Director) and Mr. Gan Khai Choon (Executive Director) are also directors of eMpire Investments Limited.

According to the register of interests kept by the Company under section 336 of the SFO and so far as was known to the Directors and chief executive of the Company, save as disclosed above, there were no other persons (other than the Directors or chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or in any option in respect of such capital.

LITIGATION

No member of the Group was engaged in any litigation, arbitration or claims of material importance and no litigation, arbitration or claims of material importance was known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contracts with the Company or any of its subsidiaries other than contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation).

COMPETING INTERESTS

None of the Directors or their respective associate(s) was interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of this circular and are or may be material:

— the shareholders' agreement dated 1 June 2007 between CES Education Holdings Pte. Ltd. (a wholly owned subsidiary of the Company), MindChamps Holdings Pte. Ltd. ("MindChamps JVC") and MindChamps Pte. Ltd. in respect of investment in, and establishment and operation of MindChamps JVC; and

— Tune Hospitality Shareholders Agreement

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the Accounts of the Group were made up.

EXPERT AND CONSENT

The following is the qualification of the expert who has given opinion contained in this circular:

Names	Qualifications
KPMG	Certified Public Accountants, Singapore

As at the Latest Practicable Date, the above expert:

(a) had no direct or indirect interest in any assets which have since 31 December 2006 (being the date to which the Accounts of the Group were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group; and

(b) had no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

The above expert has given and have not withdrawn its written consent to the issue of this circular with the inclusion herein of its report or letter, as the case may be, and reference to its name in the form and context in which it appear.

MISCELLANEOUS

— The secretary of the Company is Mr Kwong Seung Chi Jimmy, who is an associate member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants and a member of the Certified General Accountants Association of Canada.

— The qualified accountant of the Company is Mr. Man Mang Wo, Derek, who is a member of the Certified General Accountants Association of Canada, a fellow member of the Association of Chartered Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants and The Institute of Chartered Accountants in England and Wales.

— The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

— as at the Latest Practicable Date,

(a) none of the Directors had any direct or indirect interest in any assets which have been, since 31 December 2006, the date to which the Accounts of the Group were made up, acquired or disposed of by, or leased to the Company or any of its subsidiaries, or were proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries; and

(b) none of the Directors was materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which contract or arrangement was subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

— The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal place of business of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong during normal business hours on any business day (except public holidays) for a period of 14 days commencing from the date of this circular:

(a) the memorandum and articles of associations of the Company;

(b) the material contracts referred to under the paragraph headed "Material contracts" in this Appendix;

(c) the discloseable transaction circular of the Company dated 25 June 2007 and this circular;

(d) the letter from KPMG in respect of the unaudited pro forma financial information of the Group, the text of which is set out in Appendix II to this circular

(e) the letter of consent referred to in the paragraph headed "Expert and consent" in this Appendix; and

(f) the annual report of the Company for the two financial years ended 31 December 2005 and 2006;

END